Exhibit 5.15

CONSENT OF HUGO M. MIRANDA

Reference is made to the Registration Statement on Form F-10 and the documents incorporated by reference therein (the “Registration Statement”) of Goldcorp Inc. (the “Company”), and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I hereby consent to the inclusion and incorporation by reference in the Registration Statement of the Company, including any amendments thereto and any documents incorporated by reference therein, of references to and information derived from the technical report dated March 27, 2014, entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” (the “Pueblo Viejo Report”). I also consent to the reference to my name and to my involvement in the preparation of the Pueblo Viejo Report in the Registration Statement.

Date: May 28, 2014

/s/ Hugo M. Miranda
Name: Hugo M. Miranda, C.P.